AppleSeed Companies, Inc.

Company Overview Deck | October 2020

Important Information

THIS PRESENTATION SHOULD BE READ IN CONJUNCTION WITH THE OFFERING STATEMENT, SUBSCRIPTION AGREEMENT, AND TERM SHEET, IN ORDER TO FULLY UNDERSTAND THE IMPLICATIONS AND RISKS OF THE OFFERING. THIS MATERIAL IS CONFIDENTIAL AND IS NOT INTENDED FOR USE WITH THE GENERAL PUBLIC. THIS PRESENTATION SHOULD NOT BE REDISTRIBUTED OR REPRODUCED IN ANY WAY. THE INFORMATION PROVIDED HEREIN IS VALID AS OF THE DATE OF DISTRIBUTION OR DATE DENOTED AND NOT AS OF ANY FUTURE DATE AND WILL NOT BE UPDATED OR OTHERWISE REVISED TO REFLECT INFORMATION THAT SUBSEQUENTLY BECOMES AVAILABLE, OR CIRCUMSTANCES EXISTING OR CHANGES OCCURRING AFTER SUCH DATE. THE SOURCE OF ALL DATA, FIGURES, GRAPHS AND CHARTS IS APPLESEED COMPANIES, INC. (a registered fictitious name , D/B/A for Appleseed Capital, Inc.) UNLESS OTHERWISE STATED. THERE IS NO GUARANTEE THAT VIEWS AND OPINIONS EXPRESSED IN THIS PRESENTATION WILL OCCUR.

This material describes certain aspects of an investment in AppleSeed Capital, Inc. D/B/A Appleseed Companies, Inc. ("AppleSeed Companies," the "Company") and is only authorized for distribution together with the Company's Offering Statement, Subscription Agreement, and Term Sheet , as supplemented or amended (the "Offering Materials"). This material does not constitute an offer to sell or a solicitation of an offer to buy a security. The offer can be made only by the Offering Statement, Subscription Agreement, and Term Sheet and only in states in which the securities offered pursuant to the Offering Materials are registered or exempt from registration requirements. The offer involves a variety of fees, forms of compensation, numerous risks and conflicts of interest, all of which are described in the Offering Materials.

Although the information contained in this material does not conflict with any information contained in the Offering Materials, this material is not complete and must be read in conjunction with the Offering Materials. For example, this material does not discuss all of the various financial, investment, economic, tax, legal, performance and general business risks relating to an investment in the Company as are set forth in the Offering Materials.

APPLESEED
GLOBAL TECHNOLOGY FOR YOU

CHAIRMAN’S WELCOME MESSAGE

WE ARE THE APPLESEED COMPANIES

The AppleSeed Companies invites you to participate in our Regulation Crowdfunding Offering available on the Wefunder platform. We are a start-up digital transition organization acquiring companies operating in the areas of Digital Transformation, Decentralized Finance, and Applied Blockchain Solutions. We believe these innovative disruptions will present wealth creation opportunities across capital markets.

Digital Transformation is radically changing how organizations leverage their customer networks; build sustainable platforms (dynamic systems) instead of only products; transform data into assets; innovate rapid experimentation; and adapt value propositions.

AppleSeed Companies is raising capital to position itself to accomplish its pursuit in acquiring, building, and expanding innovative companies . We invite you to join us!







Come grow with us,

Allen Weiss

Chairman and Director

MANAGEMENT ANTICIPATES FINANCIAL UPSIDE OPPORTUNITIES

Why Invest in the AppleSeed Companies

- Actively identifying and pursuing acquisition targets aligned with our business plan
- Our new subsidiary, AppleSeed Securities LLC, is expected to become a broker dealer or acquire one that will operate in the areas consistent with our mission
- World-Class Executives Offering C-Suite Expertise and Market Solutions
- Dynamic Ecosystem of Uncommon Deal Flow, Deep Thinkers / Trail Blazers, Global Public Private Partnerships
- Unique Combinations in Capital Formation Strategies, Products, and Solutions
- Acquired Blockchain Consortium, Inc. to pursue Decentralized Finance, Managed Fiduciary Services and Distributed Ledger Technology (“DLT”) Enablement



ABOUT US

Start-up digital transition consultancy acquiring innovation companies



- Our goal is to focus on businesses in Digital Transformation, Decentralized Finance, and Applied Blockchain Solutions.
- We have a unique team of experts who come from well-established backgrounds.
- AppleSeed Companies operates as aggregators of expertise, technology and innovation; and helps successful companies factor digital transition into short-and long-term strategic decisions through a unique combinations of capital formation strategies, products, and solutions.
- AppleSeed Companies is raising capital to position itself to accomplish its business plan in acquiring, building, and expanding innovative companies.

APPLESEED
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ACQUISTION STRATEGY

Massive Digital Disruption

- We plan to acquire 100% or at a minimum a controlling interest in the companies that we acquire in the future and we expect that our management team along with executives engaged by our management team to run our existing and new subsidiaries will actively operate the business of our company and our subsidiaries.
- Our plan is to acquire well-vetted technology and innovation companies with high-growth potential, strong management teams, a large addressable market, and unique or proprietary products or services.
- We anticipate our operating subsidiaries will be diverse but complimentary to reduce concentrated industry risk. We expect to acquire companies, we believe, our leadership team, wholly-owned subsidiaries, and ecosystem can add value and accelerate performance.



We plan to acquire promising companies:

- *To expand our combinations of strategic services to lower and middle-tier companies through the addition of new subsidiaries; and/or*
- *Are ready for significant disruption through digital transformation, decentralized finance, and applied blockchain solutions.*

APPLESEED

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DIGITAL TRANSITION ECONOMY

"Changing times create new opportunities and models for wealth creation while helping others — doing well while doing good."

- Max W. Hooper, PhD
  CEO and Managing Director
  AppleSeed Companies, Inc.


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E = mc²

DIGITAL TRANSFORMATION

Understanding the Route to Growth

Digital Transformation is the process of using digital technologies to create new or modify existing business processes, culture and customer experiences to meet changing business and market requirements.

DID YOU KNOW?

Digital is the main reason half of the companies on the Fortune 500 have disappeared since the year 2000.

(Source: Pierre Nanterme, CEO of Accenture)

FOLLOW THE MONEY…

US$1.3 Trillion has been spent on Digital Transformation Technologies in 2018.

(Source: IDC)

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How Companies are Approaching Digital Transformation to Compete in Today's Marketplace

CUSTOMERS

Leverage customer networks

COMPETITION

Create sustainable platforms vs. products

DATA

Convert data into exponential assets

INNOVATION

Innovate by rapid experimentation

VALUE

Adapt your value proposition



CUSTOMERS

- Reinvented marketing funnel; path to purchase; and core behaviors of customer networks

COMPETITION

- Competitive value trains; platform business models

DATA

- Data-driven decision making; drivers of big data; data value templates

INNOVATION

- Paths to scaling up; MVPs; convergent experimentation; divergent experimentation

VALUE

- Concepts of market value; paths out of a declining market; steps to value prop evolution

SOURCE: https://brandleadership.wordpress.com/2016/02/17/the-digital-transformation-playbook-rethink-your-business-for-the-digital-age/

APPLESEED
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THE DAWN OF DEFI

Decentralized Finance (“DeFi”)

- Decentralized finance, also known as DeFi, is a fast-growing sector of the cryptocurrency industry.
- While cryptocurrency coins create a decentralized store of value separate from any government-backed fiat currency, DeFi creates decentralized financial instruments separate from traditional centralized institutions.
- AppleSeed Companies assigns strategic external advisors to help companies identify and pursue digital transformation opportunities focused in decentralized Finance and DLT Technology.

“We help make complex financial engineering easy.”

APPLESEED

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GROWING MARKETPLACE NEEDS

Digital transformation & digital finance solutions are soon to upend the global marketplace.

- **Many Companies are actively seeking capital funding, resources, expertise, liquidity and services to grow without savvy expertise and counsel in financing, capital formation, networks, and marketplace experience.**

- The AppleSeed Companies bring it – Fortune 100 C-suite Expertise – experience in Mergers & Acquisitions, Board of Directors, Capital Formation, Education in digital transition, digital finance, and the global marketplace.

- **We find that market solutions and resources are fragmented -- are not streamlined -- do not connect -- are not aligned services.**

- The AppleSeed Companies uses its established and growing ecosystem – while educating and preparing organizations for digital transformation and digital finance on complex and aligned global platforms.



APPLESEED
GLOBAL TECHNOLOGY FOR YOU

Harness the **Power of our Ecosystem**

The AppleSeed Companies partnership network is comprised of for-profit, non-profit, social purpose, and other organizations linked through a growing public private partnership network.

Our focus is to leverage these relationships to create opportunities for our acquired companies to establish:

- Joint venture agreements
- Regulation crowd funding
- Capital formations
- Debt/equity financing
- Investment banking
- Venture capital

Unique Combinations in Capital Formation Strategies, Products, and Solutions



APPLESEED
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OUR SERVICES

NAVIGATING INGENUITY THROUGH CONNECTED WISDOM

- Acquired Blockchain Consortium, Inc. to pursue solutions for mid- and lower-tiered ventures in: Decentralized Finance; Managed Fiduciary Services; Distributed Ledger Technology ("DLT").
- AppleSeed Companies plans to assign strategic external advisors with expertise in Finance and Blockchain to help companies leverage digital transformation in Capital Formation, Finance and DLT Technology.
- The operating subsidiary will allow the AppleSeed Companies to expand its ability to offer unique combinations in capital formation strategies, products, and solutions to its customers. At the time of this offering, Blockchain Consortium, Inc., has an active engagement with a related third party to provide its client Blockchain Education Course certification in partnership with a leading academic research university.

1. MANAGED FIDUCIARY

The *Managed Fiduciary Model* allows the Company's Management Team to offer c-suite professional services to help its clients identify and pursue interesting capital formation strategies, joint ventures, and other opportunities intended to advance and accelerate growth.

2. YOUR DeFI

The Company assigns its clients strategic external advisors, particularly in finance, to help its clients in decentralized Finance and DLT Technology. We describe these services are as, *"We help make complex financial engineering easy."*

3. BLOCKCHAIN INNOVATION VILLAGE

Public Private Partnership between the Company and various ecosystem partners. It's the establishment of a global hub that coordinates information for interested individuals, companies and organizations in Blockchain , Digital Transition, STEM, and other technologies intended to advance the development and deployment of applied blockchain solutions and develop jobs.

AppleSeed Securities, LLC

- We formed AppleSeed Securities to become or to acquire a FINRA Member broker-dealer.

- We believe that operating a broker-dealer in the future will help us execute our business plan.



Our Team



Allen Weiss
Chairman & Director

39-year career @Disney with last position as President, Worldwide Operations for Disney's $10 Billion+/95,000 employee Walt Disney Parks & Resorts. Serves on multiple boards; crucial part of many mergers and acquisitions across industries.



Max W. Hooper, PhD
CEO & Director

EBC cofounder, media company, owned, operated over 100 tv stations across USA. Earned 5 doctorate degrees. Studied fintech @ MIT & cryptocurrency, business disruption @ London School of Economics. Completed over 100 marathons & 20 ultra-marathons.



A.J. Ripin
CSO & Treasurer

Intersection of innovation, capital growth, education, and entrepreneurship. Strategic Thinker, Runner, Author, Philanthropist, & Entrepreneur. Serves on multiple BODs. Int'l Public/Private Partnerships. Israel. Poland. China. Played with Santana.

APPLESEED
GLOBAL TECHNOLOGY FOR YOU

Our Team (cont.)



Matthew Tang
COO & Corporate Secretary

Specializes in delivering innovative solutions, intense focus on bottom-line results. 15 years leading & delivering complex technology projects in academic institutions & corporate enterprises. Provides operational leadership and back office support.



Griffin Hooper
Director, Operations & Systems

Project Mgt & System Design Professional. Experienced leader in back office systems & processes. Seasoned multi-media engineer. Operates effectively on little sleep. Performs quietly behind the scenes. Checklist Czar. "What's next?"



David Metcalf, PhD
Director

Inventor, Strategic Advisor, Author, Marathoner, various BODs . More than 20 years experience in R&D of web-based & mobile tech.. Director, Mixed Emerging Technology Integration Lab at University of Central Florida's Institute for Simulation & Training.

APPLESEED
GLOBAL TECHNOLOGY FOR YOU

Our Team (cont.)



John Lessel
General Counsel & Director

Attorney & partner of RMP LLP. Aerospace Engineering degree, a Juris Doctor, Cum Laude and a Master of Laws in Taxation . Certified instructor for the Porsche Club of America & the BMW Car Club of America high-performance driving schools.



Mindy Hooper, PhD
Advisor, Leadership & Org. Dev.

Coaching & consulting psychologist. Passion for coaching individuals and teams in discovering, developing & using their talents to create strategies & solutions for getting on track and advancing. Gallup-Certified Strengths Specialist. Avid traveler.



Venita Ackerman, CPA
Tax Accountant Professional

Managing Member, Ackerman Rodgers CPA, PLLC, Trusted tax accountant responsible for AppleSeed Companies and its wholly owned subsidiaries tax matters. Artist. Philanthropist. Family. Friends. Entrepreneur Advocate.

APPLESEED
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WHAT IS AN Ultrapreneur

ENTREPRENEURS

Doing well, while Doing Good

SPRINTING TOWARDS THE MISSION


HOOPER'S
TROOPERS
9053
9059

David Metcalf, PhD, Max W. Hooper, PhD, and A.J. Ripin set to run the 72-mile loop around Lake Tahoe.



Allen Weiss works hard, plays harder.



John C. Lessel, certified instructor for Porsche Club of America and BMW Car Club of America

TENACITY

GRIT

PASSION

PURPOSE

DISRUPTIVE CHANGE IN THE MARKETPLACE

APPLESEED
GLOBAL TECHNOLOGY FOR YOU

To learn more about the available PERKS in our Regulation Crowdfunding Offering, *visit the Wefunder platform* at:

https://wefunder.com/appleseedcompanies




Ultrapreneur


BLOCKCHAIN
CONSORTIUM

APPLESEED
GLOBAL TECHNOLOGY FOR YOU

EXECUTIVE SUMMARY

ACQUISITION OBJECTIVES

- Generate Capital Appreciation by acquiring, building, and expanding innovative companies.
- Targeted focus on businesses in Digital Transformation, Decentralized Finance, and Applied Blockchain Solutions.
- May also acquire technology or products / solutions companies to expand our capacity of unique combinations of strategic services to lower and middle-tier companies and aligned with our team's strengths and philosophies.

ACQUISITION PHILOSOPHY

- Acquire well-vetted technology and innovation companies with high-growth potential, strong management teams, a large addressable market, and unique or proprietary products or services.
- Work alongside our ecosystem of deep thinkers, subject matter experts, and advisors to utilize independent due diligence, assessment, and expertise.
- Portfolio investments will be diverse but complimentary to reduce concentrated industry risk.
- Acquire companies, we believe, our leadership team, wholly-owned subsidiaries, and ecosystem can add value and accelerate performance.

MANAGEMENT EXPERIENCE

- We believe our team's combination of technology, entrepreneurial, investment, company acceleration, corporate and board experience, provide the Company a significant competitive advantage in achieving superior returns through the execution of our acquisition strategy.
- We believe the above is further complimented by the acquisition of Blockchain Consortium, Inc, and AppleSeed Securities LLC; and the unique ecosystem partners, such as Merging Traffic, Inc., Global Blockchain Ventures, and Others.

APPLESEED
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A GROWING PARTNERSHIP ECOSYSTEM

Building a sustainable future in the Digital World through Diversifying into Digital Transition and Applied Blockchain Marketplace Capabilities.

BLOCKCHAIN CONSORTIUM

BIV
Blockchain Innovation Village

APPLESEED SECURITIES

MERGING TRAFFIC

KoreConX

WEFUNDER

Vcorp SERVICES

Ultrapreneur

Ackerman Rodgers CPA, PLLC

APPLESEED
GLOBAL TECHNOLOGY FOR YOU


Invest in AppleSeed Companies
Acquires Innovative Companies in Digital
Transformation & Decentralized Finance
APPLESEED

REGCF PRIVATE PLACEMENT OFFERING

We invite you to join us!

AppleSeed Companies is raising capital to focus on positioning itself to accomplish this mission.

To learn more about our Regulation Crowdfunding Offering, visit the Wefunder platform at: https://wefunder.com/appleseedcompanies

APPLESEED
GLOBAL TECHNOLOGY FOR YOU

Thank You

Company Overview Deck | October 2020

CONTACT INFORMATION

Get in touch with us

To learn more about our Regulation Crowdfunding Offering, visit the Wefunder platform at:

https://wefunder.com/appleseedcompanies

Address

6555 Sanger Road, Suite 200

Orlando, Florida 32827

Email

aj@appleseed.io



APPLESEED

GLOBAL TECHNOLOGY FOR YOU